Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports second quarter 2023 results

●	241,516 total wireless mobile phone and mobile connected device, retail Internet and IPTV net activations, up 76.5%
●	3.5% consolidated revenue growth delivered 2.1% higher adjusted EBITDA[1]
●

Net earnings of $397 million down 39.3% with net earnings attributable to common shareholders of $329 million, or $0.37 per common share, down 44.8%; adjusted net earnings[1] of $722 million yielded a 9.2% decrease in adjusted EPS[1] to $0.79

●	Cash flows from operating activities down 8.9% to $2,365 million; free cash flow[1] decreased to $1,016 million on timing of working capital and capital expenditures
●

Wireless operating momentum continues: surpassed 10 million mobile phone subscribers; wireless service revenue grew 4.4% on highest Q2 postpaid net activations[2] in 18 years, up 33.8% to 111,282 and 79,537 mobile connected device net activations, up 79,881

●

Best Q2 retail Internet net activations since 2007, up 10.2% to 24,934; 52,148 fibre net activations, up 38.2%, delivered strong 7% residential Internet revenue growth; on pace to complete 85% of planned broadband buildout program[3] by end of 2023

●	Bell Media digital revenue[4] up 20% as total media revenue and adjusted EBITDA declined 1.9% and 5.3% respectively, due to ongoing advertising recession
●	Reconfirming all 2023 financial guidance targets

MONTRÉAL, August 3, 2023 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2023.

“Bell’s Q2 results demonstrate that our consistent strong execution and delivering the compelling services that our customers want and value is a winning approach,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

3 Baseline broadband buildout program based on planned coverage footprint of approximately 10 million residential and business locations.

4 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

1/17

“Over the past several years, we have been laser focused on building the best networks, investing in growing our fibre footprint and delivering ever-faster mobile and Internet speeds. Bell pure fibre was ranked the fastest Internet in Canada in the Ookla Speedtest Awards report for Q1-Q2 2023, as well as the fastest Wi-Fi. We added 52,148 new net fibre customers in Q2, up 38.2% over last year, and our retail Internet net activations were up 10.2% to 24,934, our best Q2 result in 16 years. We surpassed a milestone of 10 million mobile phone subscribers, with service revenue up 4.4% on our highest Q2 postpaid net activations in 18 years. And we achieved these results against the backdrop of declining prices, demonstrating that our industry is delivering the highest quality services at decreasing prices, despite persistent inflation.

Despite the continuing advertising recession across North America, our leading content and digital-first media strategy continues to pay off with Bell Media digital revenue up 20% over last year, and now comprising 33% of total Bell Media revenue.”

KEY BUSINESS DEVELOPMENTS

Award-winning network, new Virgin Plus plans

Bell became Canada’s most awarded Internet service provider5 after its pure fibre Internet was named the fastest Internet and fastest Wi-Fi in the country in the Ookla Q1-Q2 2023 Speedtest Awards report.6 In addition, Bell MTS was recognized as Employees’ Choice: Canada’s Top Broadband ISP for Work in PCMag’s first survey of Internet providers at work in Canada.7 Virgin Plus launched new unlimited nationwide and 5G wireless plans, along with a new brand campaign and updated Member benefits.

Accelerate cloud strategy for Canadian businesses

Bell completed the acquisition of FX Innovation, a Montréal-based IT services and consulting company providing business clients with cloud-focused managed and professional services and workflow automation solutions. This acquisition delivers leading-edge technology solutions for Canadian businesses and seeks to position Bell as a tech services leader.

Delivering the most compelling content

TSN, RDS, CTV and Noovo delivered extensive coverage of the Formula 1 Canadian Grand Prix, which was Canada’s most-watched F1 race on record, attracting an average audience of 1.34 million viewers. The final round of the RBC Canadian Open attracted the highest audience on record for a Canadian Open final on TSN, with a 41% increase compared to the 2022 final round. A total of approximately 2.35 million Canadians tuned in to watch the final. Bell Media announced its 2023 – 2024 original content slate as part of Upfront 23 and Futur 23. Total English and French-language original programming includes 96 titles and 1,037 hours of content. CTV celebrated 22 consecutive years as Canada’s most-watched network. On Crave, Billionaire Murders was the top Canadian series launch ever for first week streams and Survivor Québec was the most-watched program of the spring on Noovo. The finale was the week’s most watched show on French Québec television and the most watched episode on Noovo since the network’s debut in 2020. Crave expanded its direct-to-consumer subscription offering with the launch of ad-supported tiers. Bell Media also unveiled new advertising solutions accessible directly through the Bell Marketing Platform, which includes Addressable TV, new upgrades to its Strategic Audience Management (SAM) tool, expanded inventory on its Bell demand-side platform (DSP) including Addressable Audio, and new attribution capabilities.

2/17

Bell for Better: Better World, Better Communities, Better Workplace

Bell entered into its first Sustainability-Linked Derivatives, designed to align financing costs with our performance on environmental, social and governance (ESG) targets. Continuing to support youth mental health, Bell Let’s Talk built on Bell’s longstanding partnership with The Montréal Children’s Hospital Foundation with a $500,000 donation toward increasing therapy resources available through the hospital’s Children’s Eating Disorders program. Bell team members also raised nearly $300,000 for the annual Walk So Kids Can Talk in support of Kids Help Phone and its Feel Out Loud movement to expand access to its e-mental health service across Canada. Bell’s commitment to ESG standards through sustainable investments and diversity and equity initiatives ensured another strong ranking on the Corporate Knights Best 50 Corporate Citizens list.8

5 Most awarded Internet based on Bell competitive analysis. Bell awards include Ookla Q1-Q2 2023 Speedtest Awards; PCMag Best Major ISP for Gaming 2023, based on PCMag’s Quality Index (speed, latency and jitter) comparing major Canadian ISPs from December 1, 2021 to December 5, 2022; and BrandSpark Most Trusted ISP 2023. BrandSpark is a research and consulting firm. Winners were determined by a national survey of 15,878 Canadian shoppers who gave their top-of-mind, unaided answers to which brands they trust most and why in categories they have recently shopped.

6 Based on analysis by Ookla, a web testing and network diagnostics company, of Speedtest Intelligence data for Q1-Q2 2023. Ookla compared 13,671,040 user-initiated tests that are taken on various Speedtest applications connected to a fixed network, including tests taken on mobile phones over a Wi-Fi connection.

7 Survey conducted by PCMag from April 3 – 24, 2023 with PCMag.com community members who were asked to rate products and services they actually use. PCMag delivers labs-based, independent reviews of the latest technology products and services. See more information on the survey methodology at https://www.pcmag.com/news/readers-choice-methodology.

8 According to Corporate Knights Inc. The annual ranking was released on June 28, 2023 and is based on a set of 25 ESG indicators that compares Canadian companies with a gross revenue of at least $1 billion. For more information: https://www.corporateknights.com/rankings/best-50-rankings/2023-best-50-rankings/these-are-canadas-top-corporate-citizens-of-2023/

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2023	Q2 2022	% change

BCE

Operating revenues	6,066	5,861	3.5%

Net earnings	397	654	(39.3%)

Net earnings attributable to common shareholders	329	596	(44.8%)

Adjusted net earnings	722	791	(8.7%)

Adjusted EBITDA	2,645	2,590	2.1%

Net earnings per common share (EPS)	0.37	0.66	(43.9%)

Adjusted EPS	0.79	0.87	(9.2%)

Cash flows from operating activities	2,365	2,597	(8.9%)

Capital expenditures	(1,307)	(1,219)	(7.2%)

Free cash flow	1,016	1,333	(23.8%)

“In what has now become a hallmark for BCE, we delivered another quarter of consistent and focused execution that yielded strong consolidated revenue growth of 3.5% and 2.1% higher adjusted EBITDA. This performance was driven by a healthy 7% increase in residential Internet revenue and 4.4% higher wireless service revenue, fuelled on the back of some of the best Q2 mobile phone and retail Internet subscriber net activations we have seen in well over 15 years. This was achieved despite ongoing media advertising headwinds, increased competitive intensity and a B2B sector that has not yet fully recovered from the global supply chain disruptions experienced over the past several years,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada.

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“With stronger projected adjusted EBITDA and free cash flow trajectories in the second half of the year that are underpinned by operating momentum across the business, game-changing broadband network investments, disciplined cost management and proven execution in a competitive marketplace, I am reconfirming all our guidance targets for 2023.”

●

BCE operating revenue increased 3.5% over Q2 2022 to $6,066 million. This was the result of 1.3% higher service revenue of $5,303 million and a 21.5% increase in product revenue to $763 million, driven by growth at Bell Communication and Technology Services (Bell CTS), partly offset by a year-over-year decline at Bell Media.

●

Net earnings decreased 39.3% to $397 million and net earnings attributable to common shareholders totalled $329 million, or $0.37 per share, down 44.8% and 43.9% respectively. The year-over-year declines were due to higher other expense that included a $377 million non-cash loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of its joint venture equity investments, higher interest expense, higher severance, acquisition and other costs related mainly to a workforce reduction initiative, increased depreciation and amortization expense and higher income taxes. These factors were partly offset by higher adjusted EBITDA, lower impairment of assets as we recorded a charge in Q2 2022 related to office spaces we ceased using as part of our real estate optimization strategy due to Bell’s hybrid work policy, and a higher net return on post-employment benefit plans. Adjusted net earnings were down 8.7% to $722 million, resulting in a 9.2% decrease in adjusted EPS to $0.79.

●

Adjusted EBITDA grew 2.1% to $2,645 million, reflecting a 2.8% increase at Bell CTS, partly offset by a 5.3% decrease at Bell Media. BCE’s consolidated adjusted EBITDA margin[9] declined 0.6 percentage points to 43.6% from 44.2% in Q2 2022, due mainly to a higher year-over-year mix of low-margin product sales.

●

BCE capital expenditures were $1,307 million, up 7.2% from $1,219 million last year, corresponding to a capital intensity[10] of 21.5%, compared to 20.8% in Q2 2022. The year-over-year increase in capital spending was due to the timing of planned investment to further expand Bell’s pure fibre network and higher year-over-year spending to connect more homes and businesses to Bell Internet services.

●

BCE cash flows from operating activities were $2,365 million, down 8.9% from Q2 2022, reflecting lower cash from working capital attributable largely to the timing of supplier payments, higher interest paid, and higher income taxes, partly offset by higher adjusted EBITDA and lower contributions to post-employment benefit plans.

●

Free cash flow was $1,016 million, down 23.8% from $1,333 million in Q2 2022, due to decreased cash flows from operating activities, excluding acquisition and other costs paid, and higher capital expenditures.

9 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

10 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

4/17

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services (Bell CTS)

●	Total Bell CTS operating revenue increased 4.3% to $5,354 million, driven by both higher service and product revenue.
●

Service revenue grew 1.9% to $4,591 million, mainly the result of continued strong mobile phone, mobile connected device and retail Internet subscriber base growth, higher wireless roaming revenue, as well as the financial contribution from acquisitions made over the past year, including Distributel and FX Innovation. This was partly offset by ongoing declines in legacy voice, data and satellite TV services, greater acquisition, retention and bundle discounts on residential home services, as well as lower sales of international long distance minutes to wholesale customers.

●

Product revenue was up 21.5% to $763 million, driven by higher telecom data equipment sales to large enterprise customers compared to more significant global supply chain disruptions experienced last year, as well as a greater sales mix of higher-value mobile phones.

●

Bell CTS adjusted EBITDA was up 2.8% to $2,431 million. This was driven by the flow-through of higher year-over-year service revenue, despite a 5.5% increase in operating costs that contributed to a 0.6 percentage-point margin decline to 45.4% from 46.0% last year. The increase in operating costs this quarter was mainly the result of higher cost of goods sold from increased product sales, and the acquisitions of Distributel, FX Innovation and other small companies.

●

Postpaid mobile phone net subscriber[11] activations totaled 111,282, up 33.8% from 83,197 in Q2 2022, representing our best Q2 result in 18 years. The increase was driven by 30.4% higher gross subscriber activations, reflecting immigration growth, continued 5G and multi-product bundling momentum, increased penetration of second line customer subscriptions and effective promotions. This was partly offset by an increase in mobile phone postpaid customer churn[10] to 0.94% from 0.75% in Q2 2022, reflecting greater overall market activity and promotional offer intensity compared to last year.

●

Bell’s prepaid mobile phone customer[11] net subscriber activations decreased to 14,257 from 27,564 in Q2 2022, despite a 4.4% increase in gross activations, due to higher customer churn, which increased to 4.68% from 4.41% last year. The year-over-year increase in churn was attributable to more customer deactivations due in part to attractive promotional offers on postpaid discount brands.

●

Bell’s mobile phone customer base totalled 10,028,031 at the end of Q2 2023, a 4.4% increase over last year, comprised of 9,151,229 postpaid subscribers, up 4.6%, and 876,802 prepaid customers, up 2.6%.

●	Mobile phone blended ARPU[12] was essentially unchanged at $59.16 compared to $59.17 in Q2 2022.
●

Mobile connected device net activations totaled 79,537 compared to a net loss of 344 in Q2 2022. The year-over-year increase was driven by stronger customer demand for Bell IoT services, including business solutions and connected car subscriptions, and fewer data device deactivations. At the end of Q2, mobile connected device subscribers[11] totalled 2,589,520, a 12.7% increase over last year.

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Bell added 24,934 net new retail Internet subscribers,[11] up 10.2% from 22,620 in Q2 2022, driven by the ongoing expansion of Bell’s fibre footprint and increased customer penetration of bundled service offerings. This was partly offset by higher customer deactivations in our copper service areas attributable to aggressive promotional offers by competitors offering cable, fixed wireless and satellite Internet services. Within Bell’s all-fibre footprint, retail

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Internet net activations were 52,148, 38.2% higher than Q2 2022. Retail Internet subscribers totalled 4,338,511 at the end of Q2, a 9.1% increase from last year, which includes 35,080 customers gained from small acquisitions made in the quarter.

●

Bell TV added 11,506 net new retail IPTV subscribers,[11] up from 3,838 in Q2 2022, driven by higher customer activations from greater Internet pull-through and effective promotions. At the end of Q2, Bell served 2,010,829 retail IPTV subscribers, a 5.4% increase over last year, which includes 243 customers gained from small acquisitions made in the quarter.

●

Retail satellite TV net subscriber[11] losses were 25,910, up from 15,365 in Q2 2022, due to fewer gross activations and higher customer churn driven by increased competitor promotional offer intensity. Bell’s retail satellite TV customer base totalled 712,559 at the end of Q2, down 12.7% from last year.

●

Retail residential NAS[11] net losses improved by 5.9% to 49,608, reflecting our success in driving higher gross activations through bundled service offerings. Bell’s retail residential NAS customer base totalled 2,101,740 at the end of Q2, down 4.8% from last year, which includes 7,458 customers gained from small acquisitions made in the quarter.

11 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

12 Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

Bell Media

●	Media operating revenue decreased 1.9% to $805 million as a result of lower year-over-year advertising revenue, partly offset by higher subscriber revenue.
●

Advertising revenue was down 9.0%, as advertiser demand and spending across all traditional media platforms remained soft due to unfavourable macroeconomic conditions. This was partly offset by strong growth in digital advertising.

●	Subscriber revenue increased 3.9%, driven mainly by Crave and sports direct-to-consumer streaming growth.
●

Total digital revenues grew 20%, the result of continued Crave and sports streaming direct-to-consumer growth and increased advertising bookings from Bell Media’s strategic audience management (SAM) TV media sales tool. Total Crave subscriptions increased 5% from last year to approximately 3.2 million customers, which included a 27% increase in direct-to-consumer streaming subscribers.

●

Adjusted EBITDA was down 5.3% to $214 million, yielding a 0.9 percentage-point margin decline to 26.6%, as a result of lower year-over-year operating revenue. Despite contractual increases for premium content, operating costs improved 0.7%, due to the normalization of hockey schedules in 2023 and cessation of CRTC Part II fees in April 2023.

●

CTV remained Canada’s most-watched English-language conventional network for a 22nd consecutive year, leading in daytime, primetime and late night with total viewers and in all key demographics for the 2022/2023 season. Reaching over 15 million Canadians on average weekly, CTV’s lead over its closest competitor in the Spring broadcast season was approximately 30% in primetime among all viewers and in the key A25-54 demographic.

●

Bell Media was ranked number one overall and in full-day viewership in the French-language entertainment and pay specialty market among adults aged 25-54 in Q2. RDS remained the top-ranked French-language non-news specialty channel, while full-day audiences among A25-54 for Noovo increased 17% in Q2 as the French-language conventional TV market declined 10% overall, driving a 5-point market share gain.

6/17

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.9675 per common share, payable on October 16, 2023 to shareholders of record at the close of business on September 15, 2023.

OUTLOOK FOR 2023

BCE confirmed its financial guidance targets for 2023, as provided on February 2, 2023, as follows:

	2022 Results	2023 Guidance

Revenue growth	3.1%	1% to 5%

Adjusted EBITDA growth	3.1%	2% to 5%

Capital intensity	21.2%	19% to 20%

Adjusted EPS growth	5.0%	(3%) to (7%)

Free cash flow growth	2.9%	2% to 10%

Annualized common dividend per share	$3.68	$3.87

For 2023, we expect lower tax adjustments, higher depreciation and amortization expense and increased interest expense to drive lower adjusted EPS compared to 2022. For 2023, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower capital expenditures will drive higher free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2023 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2023 results on Thursday, August 3 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 5876835#. A replay will be available until midnight on August 31, 2023 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 4674564#. A live audio webcast of the conference call will be available on BCE’s website at BCE Q2-2023 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

7/17

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

8/17

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q2 2023	Q2 2022

Net earnings attributable to common shareholders	329	596

Reconciling items:

Severance, acquisition and other costs	100	40
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(1)	81
Net equity losses on investments in associates and joint ventures	377	42

Net gains on investments	(79)	(16)

Early debt redemption costs	1	-

Impairment of assets	-	106

Income taxes for above reconciling items	(5)	(62)

NCI for the above reconciling items	-	4

Adjusted net earnings	722	791

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

9/17

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q2 2023	Q2 2022

Cash flows from operating activities	2,365	2,597

Capital expenditures	(1,307)	(1,219)

Cash dividends paid on preferred shares	(46)	(34)

Cash dividends paid by subsidiaries to NCI	(1)	(14)

Acquisition and other costs paid	5	3

Free cash flow	1,016	1,333

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

10/17

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q2 2023	Q2 2022

Net earnings	397	654

Severance, acquisition and other costs	100	40

Depreciation	936	933

Amortization	296	266

Finance costs

Interest expense	359	269

Net return on post-employment benefit plans	(27)	(7)

Impairment of assets	-	106

Other expense	311	97

Income taxes	273	232

Adjusted EBITDA	2,645	2,590

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2023 annualized common share dividend, our network deployment plans and anticipated capital expenditures as well as the benefits expected to result therefrom, stronger projected BCE adjusted EBITDA and free cash flow trajectories in the second half of 2023, our ESG objectives, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are

11/17

not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 3, 2023 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 3, 2023. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

●	Moderating economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.8% in 2023, down from 3.4% in 2022
●	Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and the effects of higher interest rates moving through the economy
●	Ongoing tight labour market conditions, but with some easing as tighter monetary policy moderates the demand for labour
●	Slowing growth in household spending as demand for interest-rate-sensitive goods and services weakens and more households renew their mortgage at higher rates
●	Soft business investment growth due to slowing demand and high financing costs
●	Prevailing high interest rates expected to remain at or near current levels

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●	Population growth resulting from strong immigration
●	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A higher level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

The Canadian advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace of recovery is limited

●

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Increased competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●

Moderating growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets

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●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Increasing customer adoption of OTT services resulting in downsizing of TV packages
●

Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall digital revenue expected to reflect continued scaling of our Strategic Audience Management (SAM) TV and demand-side platform (DSP) buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

●	Continued escalation of media content costs to secure quality programming
●	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution
●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly-rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2023:

●	An estimated post-employment benefit plans service cost of approximately $210 million
●	An estimated net return on post-employment benefit plans of approximately $100 million
●	Depreciation and amortization expense of approximately $4,900 million to $4,950 million
●	Interest expense of approximately $1,425 million to $1,475 million, instead of $1,375 million to $1,425 million
●	Interest paid of approximately $1,450 million to $1,500 million, instead of $1,400 million to $1,450 million
●	An average effective tax rate of approximately 26%

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●	Non-controlling interest of approximately $65 million
●	Contributions to post-employment benefit plans of approximately $60 million
●	Payments under other post-employment benefit plans of approximately $75 million
●	Income taxes paid (net of refunds) of approximately $800 million to $900 million
●	Weighted average number of BCE common shares outstanding of approximately 914 million
●	An annual common share dividend of $3.87 per share

Assumptions underlying expected reductions in 2023 annual contributions to our pension plans

Our forward-looking statements are also based on the following principal assumptions underlying expected 2023 annual reductions in contributions to our pension plans:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on August 3, 2023, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2023 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2023 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with geopolitical events; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the combination of Rogers Communications Inc. and Shaw Communications Inc. creating a Canadian competitor with larger scale, and the acquisition of Freedom Mobile by Vidéotron Ltd. also increasing its scale with a likely change in competitive dynamics in several provinces; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative

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solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate ESG considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors could challenge our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity, inclusion and belonging; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

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We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2022 Annual MD&A dated March 2, 2023 and BCE’s 2023 First and Second Quarter MD&As dated May 3, 2023 and August 2, 2023, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company,13 providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

13 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

Ellen.murphy@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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